EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-8 No. 333-212616) pertaining to Avangrid, Inc.’s common stock to be available for issuance under the Avangrid, Inc. Omnibus Incentive Plan, and

(2) Registration Statement (Form S-8 No. 333-208571) pertaining to Avangrid, Inc.’s common stock to be available for issuance under the UIL Holdings Corporation 2008 Stock and Incentive Compensation Plan and the UIL Holdings Corporation Deferred Compensation Plan;

of our reports dated March 10, 2017, with respect to the consolidated financial statements and schedule and the effectiveness of internal control over financial reporting of Avangrid, Inc. included in this Annual Report (Form 10-K) for the year ended December 31, 2016.

/s/ Ernst & Young LLP

New York, New York

March 10, 2017